File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ____V____ Form 40-F __________.

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __________ No ____V____.

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:________.]

EXHIBIT INDEX

MACRONIX INTERNATIONAL CO., LTD.

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001 AND 2000

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

Independent Auditors' Report

The Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.

We have audited the accompanying balance sheets of Macronix International Co., Ltd. as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company' s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Prominent Communication Inc., and Biomorphic VLSI. Inc., (an investee company of one of the company' s wholly owned subsidiaries) as of and for the years ended December 31, 2001 and 2000. As of December 31, 2001 and 2000, the Company' s long-term investment in those companies amounted to NT$56,148 and NT$183,621, respectively, and the related investment loss recognized amounted to NT$132,937 and NT$99,030 for the years then ended. The financial statements of those investee companies have been audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to data included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Macronix International Co., Ltd. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000, in conformity with generally accepted accounting principles in the Republic of China.

Diwan Ernst & Young

Taipei, Taiwan, R.O.C
February 7, 2002

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
Dec 31, 2001 and 2000
(Amounts in thousand New Taiwan Dollars)

ASSETS	Notes	Dec 31,2001	Dec 31,2000
Current assets			
Cash and cash equivalents	2, 4(1)	$ 12,295,159	$ 14,450,186
Restricted investments-current	6	34,000	216,000
Notes receivable (net)	4(2)	67,598	214,895
Accounts receivable (net)	4(3)	2,029,500	4,397,669
Receivable from related parties (net)	4(4),5	359,520	737,849
Inventories (net)	2,4(5)	7,187,307	5,138,581
Prepaid expenses		562,031	408,873
Deferred income tax-current (net)	2,4(17)	723,620	1,181,195
Other current assets	2,10	565,270	692,930
Total current assets		23,824,005	27,438,178
Long-term equity investments	2, 4(6)	3,974,210	2,762,572
Property, plant, and equipment	2, 4(7), 6, 7		
Land		598,076	598,076
Buildings and facilities		13,361,244	11,787,504
Production equipments		41,020,975	37,312,594
Research and development equipments		1,216,401	908,738
Transportation equipments		30,554	15,658
Office furniture and fixtures		852,335	832,279
Leasehold improvements		4,468	9,140
Leased equipments		953,225	24,946
Total property, plant, and equipment		58,037,278	51,488,935
Less: Accumulated depreciation		(26,365,185)	(19,639,492)
Add: Construction in progress		2,491,523	355,348
Prepayments for equipment		4,603,724	5,781,739
Net property, plant, and equipment		38,767,340	37,986,530
Intangible assets	2		
Software		471,549	377,153
Deferred charges		380,033	404,459
Total intangible assets		851,582	781,612
Other assets			
Refundable deposits		30,711	36,506
Restricted investments-noncurrent		1,721,801	-
Other receivables		179,647	145,705
Deferred income tax-noncurrent (net)	2,4(18)	1,193,526	1,594,072
Total other assets		3,125,685	1,776,283
Total assets		$ 70,542,822	$ 70,745,175

LIABILITIES & SHAREHOLDERS' EQUITY	Notes	Dec 31,2001	Dec 31,2000
Current liabilities			
Short-term debt	4(8), 6	$ -	$ 924,680
Current portion of debentures	4(11),6	-	100,000
Current portion of long-term debt	4(9), 6	2,877,581	3,159,688
Current portion of capital lease obligations	4(10), 6	321,934	3,855
Accounts payable		1,087,606	1,574,328
Payable to equipment suppliers		1,010,363	1,364,891
Income tax payable	2,4(17)	358,076	613,824
Accrued expenses		1,827,718	1,734,404
Payable to related parties	5	180,661	381,381
Other current liabilities	2,10	208,216	228,936
Total current liabilities		7,872,155	10,085,987
Long-term liabilities			
Long-term debt, less current portion	4(9), 6	5,241,404	7,410,698
Debentures, less current portion	4(11),6	12,651,276	8,642,843
Lease obligation, less current portion	4(10),6	1,615,628	15,313
Total long-term liabilities		19,508,308	16,068,854
Other liabilities			
Refundable deposits-in		88	88
Accrued pension cost	2,4(18)	22,704	16,819
Total long-term liabilities		22,792	16,907
Total liabilities		27,403,255	26,171,748
Shareholders' equity			
Common shares	4(12)	33,593,426	24,744,091
Capital reserve	4(13)	5,966,324	8,440,733
Legal reserve	4(14)	1,707,054	647,015
Special reserve		1,425	-
Retained earnings	4(15)	2,249,995	10,743,013
Unrealized loss on long-term investments	2,4(6)	(647,618)	(107,300)
Cumulative translation adjustments	2	268,961	105,875
Total shareholders' equity		43,139,567	44,573,427
Total liabilities and shareholders' equity		$ 70,542,822	$ 70,745,175

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2001 and 2000
(Amounts in thousand New Taiwan Dollars except share data)

Description	Notes	For the years ended Dec 31 2001	2000
Sales revenue	2, 5	$ 21,606,027	$ 32,371,235
Less: Sales returns		(165,175)	(101,256)
Sales discounts		(80,131)	(31,997)
Net sales revenue		21,360,721	32,237,982
Cost of goods sold		(11,564,460)	(14,677,465)
Gross profit		9,796,261	17,560,517
Plus: Unrealized profit as of Jan. 1	2	112,862	20,695
Less: Unrealized profit as of Dec. 31	2	(118,249)	(112,862)
Realized gross profit		9,790,874	17,468,350
Operating expenses			
Selling expenses		(508,996)	(624,425)
Administrative expenses		(1,204,158)	(1,219,465)
Research and development expenses		(3,821,234)	(3,139,021)
Total operating expenses		(5,534,388)	(4,982,911)
Operating income		4,256,486	12,485,439
Other income			
Interest income		481,688	512,695
Gain on disposal of property, plant, and equipment	3	21,284	15,543
Foreign exchange gain	2	-	84,508
Others		185,763	62,908
Total other income		688,735	675,654
Other expenses			
Interest expense		(1,075,745)	(1,207,060)
Loss on disposal of property, plant, and equipment	2	(7,262)	(5,303)
Inventory loss provision	2,4(5)	(2,559,855)	(76,796)
Investment loss	2,4(6)	(928,570)	(902,868)
Foreign exchange loss	2	(77,858)	-
Others		(245,411)	(56,242)
Total other expenses		(4,894,701)	(2,248,269)
Income before taxes		50,520	10,912,824
Income tax expense	2,4(17)	(917,000)	(300,000)
Net (loss) income		$ (866,480)	$ 10,612,824
Basic earnings per share	2,4(16)	$ (0.26)	$ 3.22
Fully diluted earnings per share	2,4(16)	$ (0.26)	$ 3.18

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2001 and 2000

(Amounts in thousand New Taiwan Dollars)

Description	Common Shares	Subscriptions received	Capital reserve	Legal reserve	Special reserve	Retained earnings	Unrealized loss on long-term investments	Cumulative translation adjustments	Total
Balance as of January 1, 2000	$19,644,060	$ 448,812	$ 4,806,973	$ 556,745	$ -	$ 902,696	$ (23,289)	$ 47,647	$ 26,383,644
Appropriation and distribution of 1999 retained earnings:									
Legal reserve	-	-	-	90,270	-	(90,270)	-	-	-
Stock issuance for retained earnings	638,258	-	-	-	-	(638,258)	-	-	-
Stock issuance for capital reserve	2,127,527	-	(2,127,527)	-	-	-	-	-	-
Stock issuance for cash	1,355,900	(448,812)	2,706,467	-	-	-	-	-	3,613,555
Conversion of convertible bonds	978,346	-	3,044,239	-	-	-	-	-	4,022,585
Gain on disposal of property, plant, and equipment transferred to capital reserve	-	-	12,435	-	-	(12,435)	-	-	-
Adjustment of capital reserve and retained earning due to changes on holding interests of equity investment	-	-	(1,854)	-	-	(31,544)	-	-	(33,398)
Unrealized losses on long-term investment	-	-	-	-	-	-	(84,011)	-	(84,011)
Net income, 2000	-	-	-	-	-	10,612,824	-	-	10,612,824
Cumulative translation adjustments	-	-	-	-	-	-	-	58,228	58,228
Balance as of December 31, 2000	$24,744,091	$ -	$ 8,440,733	$ 647,015	$ -	$ 10,743,013	$ (107,300)	$ 105,875	$ 44,573,427
Balance as of January 1, 2001	$24,744,091	$ -	$ 8,440,733	$ 647,015	$ -	$ 10,743,013	$ (107,300)	$ 105,875	$ 44,573,427
Appropriation and distribution of 2000 retained earnings:									
Special reserve	-	-	-	-	1,425	(1,425)	-	-	-
Legal reserve	-	-	-	1,060,039	-	(1,060,039)	-	-	-
Stock issuance for reatined earnings	6,374,926	-	-	-	-	(6,374,926)	-	-	-
Stock issuance for capital reserve	2,474,409	-	(2,474,409)	-	-	-	-	-	-
Distribution of directors' and supervisor' remunerations	-	-	-	-	-	(190,148)	-	-	(190,148)
Unrealized loss on long-term investments	-	-	-	-	-	-	(540,318)	-	(540,318)
Net income, 2001	-	-	-	-	-	(866,480)	-	-	(866,480)
Cumulative translation adjustments	-	-	-	-	-	-	-	163,086	163,086
Balance as of December 31, 2001	$33,593,426	$ -	$ 5,966,324	$1,707,054	$ 1,425	$ 2,249,995	$ (647,618)	$ 268,961	$ 43,139,567

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
For the years ended Dec 31, 2001 and 2000
(Amounts in thousand New Taiwan Dollars)

Description	For the year ended Dec 31 2001	For the year ended Dec 31 2000
Cash flows from operating activities:		
Net income	$ (866,480)	$ 10,612,824
Adjustments to reconcile net income to net cash provided by		
operating activities:		
Depreciation	7,435,120	5,654,047
Bad debt expense (Reversal)	(45,379)	29,647
Inventory loss provision (Reversal)	2,559,855	76,796
Cash dividend	-	98,404
Net loss from equity investment	633,218	835,283
Write off on long-term investment	321,553	-
Gain on disposal of short-term investment	(26,202)	(25,415)
Amortization	561,552	391,419
Deferred income taxes	858,121	(96,706)
Gain on disposal of property, plant, and equipment	(21,284)	(15,543)
Loss on disposal of property, plant, and equipment	7,262	5,303
Accrued pension cost	5,885	1,000
Notes receivable	147,297	(140,273)
Accounts receivable	2,436,485	(1,521,655)
Receivable from related parties	354,986	(396,574)
Inventories	(4,605,160)	(1,641,190)
Other current assets	127,660	(90,278)
Prepaid expenses	(156,579)	(82,411)
Notes and Accounts payable	(486,722)	374,817
Payable to related parties	(200,720)	21,569
Accrued expenses	93,314	1,040,558
Other current liabilities	(20,720)	163,052
Income tax payable	(255,748)	348,994
Net cash provided by operating activities	$ 8,857,314	$ 15,643,668

Description	For the year ended Dec 31 2001	For the year ended Dec 31 2000
Cash flows from investing activities:		
(Increase) decrease in restricted investments	(1,539,801)	774,375
Decrease in short-term investments	26,202	25,415
Additions to long-term equity investments	(2,543,641)	(1,707,414)
Cash received from disposal of long-term investment	-	12,500
Purchase of property, plant, and equipment	(8,648,881)	(12,125,067)
Proceeds from disposal of property, plant, and equipment	92,445	176,982
Decrease (increase) in refundable deposits	5,795	(27,514)
Additions to intangible assets	(631,522)	(358,318)
Increase in other receivables	(33,536)	(63,279)
Net cash used in investing activities	(13,272,939)	(13,292,320)
Cash flows from financing activities:		
Net (decrease) increase in short-term debts	(924,680)	900,739
Net decrease in short-term notes	-	(248,409)
Increase in refundable depoits-in	-	88
Cash received from stock issuance and subscriptions	-	3,613,555
Distribution of directors' and supervisors' remunerations	(190,148)	-
Net decrease in long-term debts	(2,451,401)	(2,729,456)
Net increase (decrease) in capital lease obligations	1,918,394	(3,558)
Net increase in debentures	3,908,433	6,958,049
Net cash provided by financing activities	2,260,598	8,491,008
Net (decrease) increase in cash and cash equivalents	(2,155,027)	10,842,356
Cash and cash equivalents at beginning of year	14,450,186	3,607,830
Cash and cash equivalents at end of year	$ 12,295,159	$ 14,450,186
Supplemental disclosures of cash flow information:		
Interest paid during the year (excluding capitalized interest)	$ 1,121,579	$ 1,196,292
Income tax paid during the year	$ 501,635	$ 47,712
Non-cash activities:		
Current portion of long-term debts transferred to current liabilities	$ 3,199,515	$ 3,263,543
Convertible bonds converted into common shares	$ -	$ 4,022,585
Unrealized loss on long-term investments	$ 540,318	$ 84,011
Other changes in long-term investments	$ 163,086	$ 24,830
Stock issuance for capital reserve and retained earnings	$ 8,849,335	$ 2,765,785
Cash paid for purchase of property, plant and equipment		
Payable to equipment suppliers (beginning balance)	$ 1,364,891	$ 1,510,163
Purchases of property, plant and equipment	8,294,353	11,979,795
Payable to equipment suppliers (ending balance)	(1,010,363)	(1,364,891)
Cash paid	$ 8,648,881	$ 12,125,067

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

(Amounts in thousands except shares, per share and percentages)

1. **Organization and Business**

The Company

Macronix International Co., Ltd. (the "Company") was incorporated in the Hsinchu Science Based Industrial Park ("HSIP"), Taiwan, under the laws of the Republic of China (the "ROC") on December 9, 1989. The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips.

2. **Summary of Significant Accounting Policies**

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

Short-Term Investments

Short-term investments are carried at lower of cost or market value at the balance sheet date using the specific identification method

Foreign Currency Translation

The Company maintains its accounting records in New Taiwan dollars ("NT Dollars" or "NT$"), the national currency of Republic of China. Transactions denominated in foreign currencies are recorded in NT dollars using the exchange rates in effect at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into NT Dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains or losses are included in other income or losses.

The assets and liabilities of the foreign subsidiaries are translated into NT dollars, with the local currency of each foreign subsidiary as its functional currency, at current exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the period. Translation gains and losses are included as a component of shareholders' equity.

Allowance for doubtful accounts

The allowance for doubtful accounts is provided based on the Company's credit policy, the collectibility and ageing analysis of notes and accounts receivable and other receivables.

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method.

Replacement cost is used to determine the market value of raw materials and supplies, and unallocated freight-in. Net realizable value is used to determine the market value of work in process and finished goods, and commodities purchased. The lower of cost or market method was applied to each major category.

Long-Term Investments

(1) Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over five years. Other long-term investments are carried at the lower of cost or market, with unrealized losses recorded as a separate component of shareholder' s equity. There is no recognition of unrealized gains.

(2) Consolidated financial statements are prepared if the Company owns more than 50% of the invested company's shares. However, the financial statements of any subsidiary in which the total assets and total revenue for the current year are less than 10% of the Company's total assets and operating revenues are accounted for using the equity method of accounting and consolidated financial statements are not prepared. If the sum of the total assets or sales of all subsidiaries exceeds 30% of the Company' s assets or sales, each subsidiary with over 3% of sales or assets of the Company should be consolidated.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Buildings and facilities	5 to 20 years
Production equipment	5 years
Research and development equipment	5 years
Transportation equipment	5 years
Leasehold improvements	5 years
Office furniture and fixtures	3 to 5 years
Leased equipment	5 years

Improvements and replacements are capitalized and depreciated over their estimated useful lives while ordinary repairs and maintenance are expensed as incurred. Gains or losses resulting from the disposal of property, plant and equipment are presented under other income or expenses. In addition, gains from the disposal of property, plant and equipment, after income tax, are transferred from retained earnings to capital reserve in the current year. Interest incurred associated with the additions of property, plant and equipment are capitalized until those assets are ready for use.

Effective January 1, 2001 the reclassification of a gain on the sale of property, plant and equipment from retained earnings to capital reserve is no longer required pursuant to an amendment to the regulations.

Lease agreements

Provided a lease agreement meets the capitalization criteria, the present value of the minimum lease payments net of executory costs are capitalized as an asset along with a corresponding liability. Leased equipment is depreciated using the straight-line method over the estimated useful life. The lease obligation is amortized over the lease term using the effective interest method. A lease that does not qualify as a capital lease is classified as an operating lease and the lease payments are recorded as rental expense.

Intangible Assets

Intangible assets are originally recorded at cost and amortized over their estimated useful lives, usually 1 to 5 years unless otherwise determined, using the straight-line method.

Revenue Recognition

Revenue is recognized when it is realized or realizable and when it is earned. Revenue from the sale of product is recognized when ownership is transferred to the customer, which normally occurs when shipment is made. Profit from sales made to subsidiaries is recorded as unrealized profit, an adjustment to gross profit, until the subsidiaries make the sales to third parties. Deferred revenue from intercompany transactions is included in other current liabilities.

Capital Expenditures vs. Expenses

If the expenditure increases the future service potential of the plant assets and the purchase price exceeds a certain monetary threshold, the expenditure is capitalized, while the others are expensed as incurred.

Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realizability of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that its earnings shall be retained.

Employee Retirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. The plan provides for a lump sum payment upon retirement based on years of service and the employee's compensation during the last six months of employment. In accordance with the Labor Standards Law of the ROC, the Company makes monthly contribution equal to 2 % of the wages and salaries which were paid during the period to a pension fund maintained with the Central Trust of China. On the basis of an actuarial report, the monthly contribution was changed in May 1996 to 5% of the wages and salaries paid. The fund, established during 1990 to meet employees' retirement benefit entitlements, is administered by the Employees' Retirement Fund Committee and is deposited in the committee's name. Therefore, the pension fund is not included in the financial statements of the Company.

The Company adopted, on a prospective basis, ROC Statement of Financial Accounting Standards No. 18, "Accounting for Pensions" in 1996. The Statement requires that the pension plan assets and the benefit obligations be determined on an actuarial basis. Based on the actuarial report with the measurement date of December 31,1995, the minimum pension liability was recorded for the excess of accumulated pension obligations over the fair value of plan assets. The Company has been recognizing the related net pension cost since January 1, 1996. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized using the straight-line method over the employees' average remaining service period of about twenty five years.

Financial Instruments

a. Foreign exchange forward contracts

A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates for another currency on a specified date. The Company's forward contracts are designated as hedges; discounts or premiums, being the difference between the spot exchange rate and the forward exchange rate at the inception of the contract, are accreted or amortized to the statement of operations over the contract lives using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate. The related amounts due to or from counter-parties are included in other current assets or other current liabilities.

b. Option contracts

At maturity the Company or the financial institution, depending upon which party has the right of the option, may exercise the option to receive a said amount denominated in one currency and pay a said amount in a different currency. The conversion rate is stated in the contract.
For options, premiums are amortized over the contract lives using the straight-line method. Gains and losses are dealt with in the statement of operations upon exercise.

c. Cross currency and interest rate swaps

Cross currency and interest rate swaps are entered into to hedge currency positions and interest rate variations related to foreign currency debts with floating interest rates. The difference between the spot rate at the contract date and the contracted forward rate is amortized over the life of the contract. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate.

The difference between the related floating rate interest and fixed rate interest at the balance sheet date is dealt with in the statement of operations. The realized gains and losses upon settlement are dealt with in the statement of operations.

d. Structured deposits

A structured deposit represents a deposit with an embedded currency option placed with a financial institution to earn higher interest income. At maturity the financial institution that accepts the deposit has an option to pay the remittance and the pre-determined accrued interest in the original currency or in an alternative currency based on the terms of the structured deposit contract.

The respective interest is accrued. The realized and unrealized gains and losses arising from the currency portion of the contracts are dealt with in the statement of operations in the period incurred.

e. Other derivative financial instruments

The Company has entered into other derivative financial instruments for trading and hedging purposes. The related gains and losses on hedging instruments are recorded in the statement of operations upon the exercise of the contracts or in the same period as the hedged transaction. The changes in the fair value of trading instruments are recorded in the period of change.

Net income Per Common Share

In accordance with R.O.C. Financial Accounting Standards No. 24, "Earnings Per Share", basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the year. Primary earnings per share is computed by taking basic earnings per share into consideration plus additional common share equivalents. Fully diluted earnings per share is calculated by taking primary earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income would also be adjusted for the interest derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are restated for stock dividends issued, with the exception of bonus share issues.

3. Reason and Effect of a Change in Accounting Policy

Effective January 1, 2001 the reclassification of a gain on the sale of property, plant and equipment from retained earnings to capital reserve is no longer required pursuant to an amendment to the regulations on December 28, 2001. Such change does not affect the Company' s financial statements in 2001.

4. Content of Significant Accounts

(1) *Cash and Cash Equivalents*

	2001.12.31	2000.12.31
Petty cash	$421	$584
Checking and saving accounts	1,469,836	4,551,490
Time deposits	8,242,836	9,898,112
Cash equivalents-Short term paper	2,582,066	-
Total	$12,295,159	$14,450,186

(2) *Notes Receivable*

	2001.12.31	2000.12.31
Notes receivable	$68,798	$216,095
Less: Allowance for doubtful accounts	(1,200)	(1,200)
Net	$67,598	$214,895

(3) *Accounts Receivable*

	2001.12.31	2000.12.31
Accounts receivable	$2,191,912	$4,650,315
Less: Allowance for sales returns and discounts	(84)	(22,001)
Allowance for doubtful accounts	(162,328)	(204,973)
Net	$2,029,500	$4,423,341

(4) *Receivable from Related Parties*

	2001.12.31	2000.12.31
Accounts receivable	$382,863	$737,849
Less: Allowance for doubtful accounts	(23,343)	(25,672)
Net	$359,520	$712,177

(5) *Inventories*

	2001.12.31	2000.12.31
Merchandise	$16,343	$8,725
Raw materials	361,175	459,910
Supplies	165,468	199,295
Work in process	8,287,710	3,440,313
Finished goods	1,561,708	2,074,891
Unallocated freight-in	578	392
Total	10,392,982	6,183,526
Less: Allowance for market value decline and obsolescence	(3,205,675)	(1,044,945)
Net	$7,187,307	$5,138,581

a. Inventories were not pledged.

b. The insurance coverage for inventories amounted to NT$9,955,903 and NT$5,798,346 as of December 31, 2001 and 2000, respectively.

(6) *Long- Term Equity Investments*

	2001.12.31		2000.12.31	
	Amount	%	Amount	%
Accounted for under equity method:				
Macronix (BVI) Co., Ltd.	$2,520,342	100.00%	$1,143,757	100.00%
Run Hong Investment, Ltd.	508,439	100.00%	-	-
Kang Bao Investment, Ltd.	507,655	100.00%	-	-
HuivYing Investment, Ltd.	414,883	100.00%	507,752	100.00%
Macronix America, Inc.	126,115	100.00%	88,762	100.00%
Prominent Communications, Inc.	42,022	32.54%	98,008	33.17%
Caesar Technology, Inc.	-	29.65%	405,542	29.65%
Subtotal	4,119,456		2,243,821	
Accounted for under cost method:				
Chien Cheng Venture Capital Co., Ltd.	80,000	15.38%	80,000	15.38%
Quality Test System, Inc.	-	14.64%	23,419	14.64%
Ardentec Corporation	237,500	11.78%	237,500	11.85%
Chantek Electronic Co., Ltd.	-	7.60%	143,416	7.60%
United Industry Gas Co., Ltd.	58,500	3.41%	58,500	4.50%
Powertech Technology Inc.	83,135	3.17%	83,135	3.20%
Chipbond Technology Inc.	37,590	1.28%	-	-
Taiwan Mask Corporation	81	-	81	-
Subtotal	496,806		626,051	
Prepaid Investment				
Macronix (BVI) CO., Ltd.	5,566		-	
Total	4,621,828		2,869,872	
Less：Allowance for market value decline	(647,618)		(107,300)	
Net	$3,974,210		$2,762,572	

a. The Company recognized losses on the above long-term equity investments based on audited financial statements of the investee companies for the years 2001 and 2000, except for Caesar Technology, Inc., whose 2001 financial statements were unaudited and the company is under liquidation. Total long-term equity investment losses recognized by the Company for the years 2001 and 2000 were NT$633,218 and NT$835,283, respectively.

b. The financial statements of the foreign investees under equity method were translated into NT dollars, which increased the translation adjustments by NT$163,086 and NT$58,228 in 2001 and 2000, respectively.

c. Caesar Technology Inc. is currently under liquidation process with liquidation date set at December 26, 2001. The Company recognized equity investment loss NT$250,824 on Caesar Technology Inc. during 2001, and write-off an additional NT$154,718 on year-end evaluation.

d. The Company recognized the investment cost NT$23,419 as realized loss after evaluating that the investment cost of Quality Test System Inc. was diminished and unlikely to recover.

e. The Company wrote-off its long-term investment of NT$143,416 on Chantek Electronic Co., Ltd. Chantek is currently under reconstruction.

f. Auditors' reports of Prominent Communication Inc. and Biomorphic VSLI. Inc. were issued with going concerns. The effect to the Company, however, is immaterial.

g. The long-term equity investments were not pledged.

h. Consolidation is not required as the ROC 10% and 30% exception rules are not applicable.

(7) *Property, Plant and Equipment*

a. The total interest expense, including capitalization, in 2001 and 2000 amounted to NT$1,229,118 and NT$1,517,142, respectively. Interest capitalization affected the property, plant and equipment as follows:

Item	2001	2000
Property, Plant and Equipment		
Buildings and facilities	$28,609	$19,419
Production equipment	124,764	283,037
Research and development equipment	-	1,468
Office furniture and fixtures	-	3,052
Intangible Assets		
Deferred charges	-	3,106
Total	$153,373	$310,082
Effective interest rates	6.23%	7.72%

b. The insurance coverage for property, plant and equipment amounted to NT$59,610,733 and

NT$38,575,907 as of December 31, 2001 and 2000, respectively.

c. Please refer to note 6 "Assets pledged as collateral" for a summary of those assets included in property, plant and equipment that have been used as security for loans.

(8)*Short- Term Debt*

	2001.12.31	2000.12.31
Letter of credit loans		
Due within 180 days with variable interest rates	$-	$924,680

a. The Company's unused short-term lines of credits amounted to NT$17,678,428 and NT$10,709,670 as of December 31, 2001 and 2000, respectively.

b. The interest rates of short-term debt ranged from 1.15618% to 8.5% as of December 31, 2000.

c. Please refer to note 6 "Assets pledged as collateral " for those assets pledged as security for short- term debt.

(9) Long- Term Debt

	Interest rates		Amount	
Secured	2001.12.31	2000.12.31	2001.12.31	2000.12.31
Medium term loans from 7 banks, repayable in 21 quarterly installments from March 1996 to March 2001 with variable interest rates....................	-	6.755% ~8.88%	$-	$47,600
Loan from one bank, repayable in 21 quarterly installments from May 1998 to January 2003 with a variable interest rate..	6.35%	6.63%	114,000	190,000
Medium term loans from 7 banks, repayable in 10 semi-annual installments from December 1998 to June 2003 with variable interest rates..	0.775% ~0.8092%	1.275% ~1.3092%	844,349 (¥3,167,100,000)	1,365,507 (¥4,724,937,500)
Medium term loans from one bank, repayable in 96 monthly installments from April 1999 to March 2007 with a variable interest rate........................	6.525%	7.69%	233,600	277,400
Medium term loan from 14 banks, repayable in 19 quarterly installments from July 1999 to January 2004 with variable interest rates....................	3.025% ~7.6%	6.005% ~7.88%	4,938,036 (Include USD101,680,000)	6,427,979 (Include USD135,240,000)
Medium term loan from one bank, repayable in July 2000 with a fixed interest rate................................	-	7.35%	-	300,000
Medium term loan from one bank, repayable in 6 semi-annual installments from April 2000 to October 2002 with a fixed interest rate..	-	6.85%	-	1,332,000
Medium term loan from one bank, repayable in 36 monthly installments from April 2004 with a variable interest rate................................	6.655%	7.64%	889,000	229,900
Medium term loan from one bank, repayable in 8 semi-annual installments with a variable interest rate..	4.00%	6.35%	225,000	300,000
Medium term loan from one bank, repayable in 8 semi-annual installments with a variable interest rate..	8.62%	8.80%	75,000	100,000
Medium term loan from one bank, repayable in 17 quarterly installments with a variable interest rate..............	6.475%	-	400,000	-
Medium term loan from one bank, repayable in 8 semi-annual installments with a variable interest rate..	5.150%	-	400,000	-
Total			8,118,985	10,570,386
Less: current portion			(2,877,581)	(3,159,688)
Net			$5,241,404	$7,410,698

Please refer to note 6 for "Assets pledge as collateral " for long-term debts.

(10) *Capital Lease Obligation*

The Company entered into a lease agreement for equipment with Caesar Technology, Inc. in 1999. The lease term is from May 1, 1999 to April 30, 2005. The equipment shall, upon expiration of the agreement, belong to the Company. Cost of the equipment amounted to NT$24,946. The lease obligation is repayable in 72 monthly installments from May 31, 1999 to April 30, 2005. Caesar Technology, Inc. was under voluntary liquidation at the balance sheet date. It is expected that the above lease agreement will be renegotiated by the liquidator. The long term lease obligations outstanding at the year end have been reclassified as short term obligations as the ownership of the leased equipment will be resolved within the next twelve months from the balance sheet date.

In 2001, the Company entered into another lease agreement with Nintendo for equipment with a cost of NT$1,922,250, of which NT$928,278 was currently treated as leased assets and NT$993,972 was treated as a prepayment for leased equipment. The lease term is from July 31, 2001 to June 30, 2005. The lease obligation is repayable in 36 monthly installments from July 31, 2002 to June 30, 2005.

Future obligations resulted from such leases are as follows:

Year	2001.12.31
2002	$324,117
Less: unrealized interest expense	(2,183)
Current portion	321,934
2003	629,460
2004	651,718
2005	334,450
Less: unrealized interest expense	-
Lease obligations – long-term	1,615,628
Total lease obligations	$1,937,562

Year	2000.12.31
2001	$5,249
Less: unrealized interest expense	(1,394)
Current portion	3,855
2002	5,249
2003	5,249
2004	5,249
2005	1,748
Less: unrealized interest expense	(2,182)
Lease obligations – long-term	15,313
Total lease obligations	$19,168

Please refer to note 6 for "Assets pledged as collateral" for those leased assets pledged as security.

(11) *Debentures*

	2001.12.31	2000.12.31
Secured I	$-	$100,000
Secured II	3,000,000	-
Convertible II	2,796,000	2,646,400
Convertible III	5,554,324	5,257,140
Add: Reserve for redemption of convertible bonds	1,300,952	739,303
	12,651,276	8,742,843
Less: current portion	-	(100,000)
Net	$12,651,276	$8,642,843

a. On January 31, 1996, the Company issued NT$500,000 of 7% debentures due January 31, 2001 with interest payable semiannually commencing July 1, 1996. The debentures, guaranteed by Chiao Tung Bank, are repayable in 5 equal semi-annual installments commencing January 31, 1999. The Company repaid all of the debentures before December 31, 2001.

b. On October 29, 2001, the Company issued five-year secured bonds amounting to NT$3,000,000 with a stated interest rate of 3.3%. The interest expense is repayable annually and the bonds are to be repaid in full at maturity.

c. The Company issued 5 year secured convertibles bonds (named "Convertible II") on May 5, 1998. Main terms of issue are as follows:

(a) Total amount US$150,000. As of December 31, 2001, US$70,000 has been converted.

(b) The interest rate at par: 0%.

(c) Type of debentures: Secured convertibles bonds, guaranteed by stand-by L/C issued by banks.

(d) Redemption at maturity/Redemption at the option of the Company

(i) Redemption at maturity

Unless previously redeemed, converted or purchased and canceled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii) Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(e) Redemption at the option of the bond holders:

The Bonds are redeemable at the option of the bondholders, in whole or in part, on May 5, 2003 at 129.775% of par.

(f) Conversion period/Conversion price and adjustment

(i) Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the Bonds, up to April, 2003.

(ii) The conversion price was NT$53.7280 per share at the issue date. However, the conversion price will be subject to adjustments in the situation that changes occur in capital structures. As of December 31, 2000 the conversion price is NT$25.7649 per share.

(g) Places of trading: U.S.A., Europe and Asia (except Taiwan)

d. On January 20, 2000, the Company issued 5 year unsecured convertibles bonds (named "convertible III") on February 1, 2000. Major terms of issue are as follows:

(a) Total amount US$200,000. As of December 31, 2001, US$41,078 has been converted.

(b) Method of interest payment and redemption on the maturity date: 1.0% per annum, net of withholding income tax, currently at 20%. Interest will be paid on February 1 and August 1 each year. On the maturity date, the bondholder may present the bonds to the Company for repayment of principal and interest of the bonds in cash.

(c) Redemption at maturity/Redemption at the option of the Company

(i) Redemption at maturity

Unless previously redeemed, converted or purchased and canceled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii) Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(d) Redemption at the option of the bond holders:

The Bonds are redeemable at the option of the bondholders, in whole or in part, on February 1, 2003 at 121.386% of par.

(e) Conversion period/Conversion price and adjustment

(i) Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the Bonds, up to January 31, 2005.

(ii) The conversion price was NT$69 per share at the issue date. However, the conversion price will be subject to adjustments in the situation that changes occur in capital structures. As of December 31, 2000 the conversion price is NT$ 45.4855 per share.

(f) Places of trading: U.S.A., Europe and Asia (except Taiwan), listed on the Luxembourg Stock Exchange.

(12) *Capital Stock*

As of January 1, 2000, the Company's authorized and issued common shares amounted to NT$25,000,000 (including NT$4,000,000 of convertible bonds) and NT$19,644,061, divided into 2,500,000,000 (including 400,000,000 shares of convertible bonds) and 1,964,406,063 shares at NT$10 par value, respectively.

On August 25, 1999, the Company effected a rights offering for the issuance of 135,590,000 common shares at NT$30 per share. As a result of this rights offering, the Company issued 135,590,000 shares for a total consideration of NT$4,067,700 in January 2000.

On May 3, 2000, the Company's shareholders resolved in the annual general meeting to increase the authorized share capital to NT$35,000,000. In addition, the shareholders also resolved to declare a 13% stock dividend which resulted in the issuance of 276,578,492 common shares.

On April 19, 2001, the Company's shareholders resolved in the annual general meeting to increase the authorized share capital to NT$45,000,000. In addition, the shareholders also resolved to declare a 30% stock dividend (742,322,744 shares) and an issue of 142,610,725 common shares in settlement of the 2000 employee bonus, which resulted in the total issuance of 884,933,469 common shares.

During the year ended December 31, 2001, convertible debentures totaling NT$3,859,549 were converted to the Company's common shares which resulted in the issuance of 97,834,589 additional common shares.

As of December 31, 2001, the Company's authorized and issued common shares amounted to NT$45,000,000 and NT$33,593,426, divided into 4,500,000,000 and 3,359,342,613 shares at NT$10 par value, respectively.

(13) *Capital Reserve*

	2001.12.31	2000.12.31
Additional paid-in capital	$5,949,964	$8,424,373
Gain on disposal of property, plant, and equipment	16,360	16,360
Total	$5,966,324	$8,440,733

According to the ROC Company Law, the capital reserve can only be used for making up deficiencies or distribution of stock dividends. The Company shall not use the capital reserve to make up its loss unless the legal reserve is insufficient for making good such loss.

(14) *Legal Reserve*

According to the ROC Company Law, 10% of the Company's net income, after deducting previous years' losses, if any, is appropriated as legal reserve prior to any distribution until such reserve is equal to the Company's paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company's shareholders through the issuance of additional common shares.

(15) *Income Distributions*

The Company's articles of incorporation, revised on May 3, 2000, provide that the net income, after deducting the previous years' losses and the appropriation to the legal reserve ("Distributable Earnings"), may be appropriated or distributed proportionally as follows:

a. Dividend to shareholders at 83% of the Company's Distributable Earnings;
b. Employee bonuses at 15% of Distributable Earnings; and
c. Remuneration for directors and supervisors' services at 2% of Distributable Earnings.

Distributions, except for the remuneration for directors and supervisors which must be made in cash, may be made in cash, in the form of common shares or a combination thereof, as determined by the shareholders at the annual general meeting of the Company's shareholders. The Company articles of incorporation provide that no more than 20% of any distribution to shareholders and employees may be in cash and employee bonuses will be distributed in the same form as the distribution of dividends to shareholders on a proportionate basis. Further, with the approval of the shareholders at such meeting, the dividend and shareholders' bonuses may be held wholly or partially as retained earnings for distribution in future years.

Distributions are not deductible in the determination of taxable income.

(16) *Earnings Per Share*

The weighted average numbers of common shares outstanding were computed as follows:

	2001	2000
Number of common shares outstanding, as of January 1	2,474,409,144	1,964,406,063
Issuance of additional shares for cash on January 22, 2000 (135,590,000 shares times 345/365)	-	128,160,411
Bonds converted to common shares on February 18, 2000 (26,078,521 shares times 318/3645)	-	22,720,465
Bonds converted to common shares on March 7, 2000 (1,452,267 shares times 300/365)	-	1,193,644
Bonds converted to common shares on June 26, 2000 (68,481,150 shares times 189/365)	-	35,460,102
Bonds converted to common shares on Nov.9, 2000 (1,822,651 shares times 53/365)	-	264,659
Capital reserve and Retained earnings transfer to common stock on June 13, 2000 (2,116,480,582 shares times 13%)	-	275,142,476
Capital reserve and Retained earnings transfer to common stock on May 28, 2001 (2,474,409,144 shares times 20% plus 2,474,409,114 shares times 10%)	742,322,744	-
Bonus converted to common shares on May 28, 2001	142,610,725	-
Retroactive adjustment of shares in 2000.		
Capital reserve and Retained earnings transfer to common stock on May 28, 2001 (2,427,347,820 shares times 20% plus 2,474,347,820 shares times 10%)	-	728,204,346
Bonus converted to common shares on May 28, 2001 (2,427,347,820 times 142,610,725/2,474,409,144)	-	139,898,381
Weighted average number of shares (A)	3,359,342,613	3,295,450,547
Assumed conversion of debentures at January 1	210,301,619	195,006,994
Potential dilutive common shares (B)	3,569,644,232	3,490,457,541

	2001	2000
Income before taxes	$50,520	$10,912,824
Income tax benefit (expense)	(917,000)	(300,000)
Income after taxes (C)	$(866,480)	$10,612,824
Estimated interest saving on assumed conversion of debentures	433,525	487,451
Numerator for earnings per share assuming dilution (D)	$(432,955)	$11,100,275
Basic earnings per share (E=C/A)	$(0.26)	$3.22
Diluted earnings per share (F=D/B)	$(0.26)	$3.18

Note: Estimated interest saving on assumed conversion of debentures was excluded due to its antidilutive effect.

(17) *Income Taxes*

(1) The Company is entitled to an income tax exemption period of four consecutive years on income generated from qualifying manufacturing high technology activities. The Company elected the tax exemption period to be from January 1, 2001 through December 31, 2004.

(2) As of December 31, 2000 unused tax credits available to reduce future taxable income amounted to NT$2,979,508. Details are as follows:

Year incurred	Unused amount	Year expired
1998	$613,186	2002
1999	1,155,632	2003
2000	134,651	2004
2001	1,076,039	2005
Total	$2,979,508	

Such tax credits were included in Deferred Income Tax Assets.

(3) The Company's income tax returns through 1997 have been examined by the Tax authority. The tax authority of Taiwan ruled out that the Company shall pay additional tax of NT$93,246, NT$132,914, NT$91,916 and NT$39,677 for 1997, 1996, 1995 and 1994, respectively. The Company, having filed for reexamination, has accrued such amounts in the financial statements.

(4) Deferred tax assets and liabilities as of December 31, 2001 and 2000 were as follows:

(i) December 31, 2001

a. Total deferred tax liabilities	$536,015
b. Total deferred tax assets	$3,929,884
c. Valuation allowance for deferred tax assets	$1,476,723

	Amount	Tax effect
d. Temporary differences that generated deferred tax assets or liabilities:		
Taxable temporary difference		
Recognition of depreciation expenses	$3,447,040	$536,015
Deductible temporary difference		
Recognition of unrealized inventory provision	$3,223,820	$501,304
Deductible temporary difference		
Recognition of unrealized royalty expense	$852,367	$132,543
Deductible temporary difference		
Recognition of unrealized allowance for bad debts	$166,666	$25,917
Deductible temporary difference		
Recognition of unrealized foreign exchange loss	$736,081	$114,461
Deductible temporary difference-Other	$1,132,805	$176,151

Income tax credits		$2,979,508

e. Deferred tax assets – current	$1,336,806
Valuation allowance for deferred tax assets - current	(613,186)
Net deferred tax assets – current	723,620
Net deferred tax liabilities – current	-
Net deferred tax assets and liabilities - current	$723,620
Deferred tax assets – noncurrent	$2,593,078
Valuation allowance for deferred tax assets - noncurrent	(863,537)
Net deferred tax assets – noncurrent	1,729,541
Net deferred tax liabilities – noncurrent	(536,015)
Net deferred tax assets and liabilities-noncurrent	$1,193,526

f. Income tax payable from continuing operation	$-
Tax expense from recognition of depreciation expense	166,356
Tax benefit from recognition of unrealized inventory provision	(368,845)
Tax benefit from recognition of unrealized royalty expense	(65,292)
Tax expense from recognition of unrealized allowance for bad debts	(1,352)
Tax benefit from recognition of unrealized investment loss	(50,439)
Tax benefit from recognition of unrealized exchange loss	(11,301)
Tax benefit from investment credit	49,724
Tax expense from allowance valuation	1,234,434
Accruals for additional prior year income tax	58,879
Others	(95,164)
Income tax expense	$917,000

g. Information related to imputation of shareholders' income tax	
Available shareholders' tax credit	$107,720
Expected ratio of shareholders' tax credit	4.82%

h. Information related to undistributed retained earnings	
Prior to 1997	$-
After 1998 (inclusive)	2,234,033
Total	$2,234,033

(ii) December 31, 2000

a. Total deferred tax liabilities	$369,659
b. Total deferred tax assets	$3,387,215
c. Valuation allowance for deferred tax assets	$242,289

	Amount	Tax effect
d. Temporary differences that generated deferred tax assets or liabilities:		
Taxable temporary difference		
Recognition of depreciation expenses	$2,957,273	$369,659
Deductible temporary difference		
Recognition of unrealized inventory provision	$1,059,669	$132,459
Deductible temporary difference		
Recognition of unrealized royalty expense	$538,007	$67,251
Deductible temporary difference		
Recognition of unrealized allowance for bad debts	$196,525	$24,565
Deductible temporary difference		
Recognition of unrealized foreign exchange loss	$825,282	$103,160
Deductible temporary difference-Other	$244,385	$30,548
Income tax credits		$3,029,232

e. Deferred tax assets – current	$1,423,484
Valuation allowance for deferred tax assets - current	(242,289)
Net deferred tax assets – current	$1,181,195
Net deferred tax liabilities – current	-
Net deferred tax assets and liabilities – current	$1,181,195
Deferred tax assets – noncurrent	$1,963,731
Valuation allowance for deferred tax assets - noncurrent	-
Net deferred tax asset – noncurrent	$1,963,731
Net deferred tax liabilities – noncurrent	(369,659)
Net deferred tax assets and liabilities-noncurrent	$1,594,072

f. Income tax payable from continuing operation	$303,460
Deferred income tax	(96,706)
Accruals for additional prior year income tax	93,246
Income tax expense	$300,000

g. Information related to imputation of shareholders' income tax	
Available shareholders' tax credit	$51,003
Actual ratio of shareholders' tax credit	3.42%

h. Information related to undistributed retained earnings	
Prior to 1997	$-
After 1998 (inclusive)	10,743,013
Total	$10,743,013

(18) *Pension Fund*

The components of the 2001 and 2000 net pension cost are as follows:

	2001	2000
Service Cost	$100,021	$79,843
Interest Cost	25,349	24,146
Expected return on plan assets	(28,193)	(23,387)
Amortization and deferred revenue	1,487	3,226
Net pension cost	$98,664	$83,828

The actuarial assumptions were as follows:

	2001	2000
Discount rate	5.0%	6.0%
Salary increase	4.5%	5.5%
Expected long-term rate on plan assets	5.0%	6.0%

The funding status of the Company' s pension plan at December 31, 2001 and 2000 is as follows:

	2001.12.31	2000.12.31
Pension obligation		
Vested benefit obligation	$-	$-
Nonvested benefit obligation	(291,447)	(147,815)
Accumulated benefit obligation	(291,447)	(147,815)
Effect of future payment increases	(389,883)	(274,676)
Projected benefit obligation	(681,330)	(422,491)
Plan assets at fair value	535,118	420,695
Plan assets less than projected benefit obligation	(146,212)	(1,796)
Unrecognized net transition obligation	58,751	61,843
Unrecognized prior service cost	29,410	30,712
Unrecognized net loss(gain)	33,518	(112,027)
Over-accrual	(6,095)	(3,095)
Included under accrued expenses	7,924	7,544
Accrued Pension Cost	$(22,704)	$(16,819)

Balances of Employees' Retirement Fund amounted to NT$515,870and NT$394,993 as of December 31, 2001 and 2000.

5. **Related Party Transactions**

(1) Related Parties and Relationships

Related parties	Relationship
Macronix America, Inc. (MXA)	The Company's equity investee
Macronix(BVI)Co., Ltd. (BVI)	The Company's equity investee
Caesar Technology, Inc. (Caesar)	The Company's equity investee
Wedgewood International Ltd. (Wedgewood)	BVI's equity investee
New Trend Technology Inc.(NTTI)	BVI's equity investee
Macronix Europe, NV. (MXE)	BVI's equity investee
Biomorphic VLSI, Inc.(Biomorphic)	BVI's equity investee
Macronix Pte Ltd.(MPL)	BVI's equity investee
Tower Semiconductor Ltd.(Tower)	BVI is represented on Tower Semiconductor Ltd. ' s board of directors.
Chantek Electronic Co, Ltd. (Chantek)	The Company was represented on Chantek Electronic Co., Ltd. ' s board of directors, before October 29, 2001.
United Industry Gas Co., Ltd. (UIG)	The Company is United Industry Gas., Ltd. ' s Supervisor.
Ardentec Corporation (Ardentec)	The Company is represented on Ardentec Corporation ' s board of directors.
Powertech Technology Inc. (Powertech)	The Company is represented on Powertech Technology Inc. ' s board of directors.
Chao Tung Bank	Chao Tung Bank is represented on the Company ' s board of directors.

(2) Major Transactions with Related Parties

a. Sales to related parties were as follows:

Related party	2001	2000
MXA	$1,412,148	$2,606,002
MXE	633,198	1,545,712
Other	98,470	69,103
Total	$2,143,816	$4,220,817

The sales price to related parties is approximately 88% to those of regular customers.

The collection terms from related parties is 45-60 days.

b. Commissions paid to related parties were as follows:

Related parties	2001	2000
MXA	$72,181	$85,904
MXE	-	36,379
Total	$72,181	$122,283

c. Overseas marketing expenses paid to related parties were as follows:

Related parties	2001	2000
BVI	$93,156	$68,546
MPL	$13,243	$1,112
Total	$106,399	$69,658

d. Research and development expenses paid to related parties were as follows:

Related parties	2001	2000
NTTI	$72,462	$61,526

e. The Company sold fixed assets to New Trend Technology Inc. in March 2001 at book value of NT$6,266.

f. Manufacturing processing charges from related parties for the years ended December 31, 2000 and 1999 were as follows:

Related parties	2001	2000
Caesar	$240,003	$593,965
Ardentec	108,329	63,538
Powertech	106,263	96,197
Chantek	103,873	390,190
Total	$558,468	$1,143,890

Such charges form a part of cost of goods sold.

g. The Company purchased industrial gas from UIG totaling NT$119,137 and NT$116,944 for 2001 and 2000, respectively. Such purchases form a part of cost of goods sold.

h. The Company purchased wafer from Tower totaling NT$157,263. Such purchases form a part of cost of goods sold.

(3) Receivables and payables resulting from the above transactions as of December 31, 2001 and

2000 were as follows:

Accounts Receivable

Related parties	2001.12.31	2000.12.31
MXA	$269,103	$228,285
MXE	55,467	467,757
BVI	31,493	5,780
Others	26,800	36,027
Total	382,863	$737,849
Allowance for doubtful accounts	(23,343)	(25,672)
Net	$359,520	$712,177

Accounts Payable

Related parties	2001.12.31	2000.12.31
Powertech	$38,414	$51,197
Caesar	28,538	140,060
Ardentec	24,290	28,623
NTTI	22,586	17,539
Chantek	20,321	76,131
BVI	19,931	5,851
Tower	11,183	-
UIG	10,290	9,803
Other	5,108	52,177
Total	$180,661	$381,381

(4) With the approval of the board of directors, the Company acted as guarantor for loans and derivative financial instrument transactions, within USD$104,000, of its subsidiaries and equity investees. As of December 31, 2001 and 2000, the guaranteed amounts were as follows (in thousands):

Related parties	2001.12.31	2000.12.31
BVI	USD36,000	USD42,000
Wedgewood	55,000	55,000
Biomorphic	3,400	-
Total	USD94,400	USD97,000

(5) Please refer to note 9 for the Company' s long-term loan agreement with Chao Tung Bank.

(6) Please refer to note 10 for the Company' s capital lease agreement with Caesar.

6. **Assets Pledged As Collateral**

The Company's assets pledged as collateral as of December 31, 2001 and 2000 were as follows:

a. December 31, 2001

Accounts	Net book value	Secured financial institutions	Contents
Restricted Investments-current	$17,000	Chiao Tung Bank	Secured loan
Restricted Investments-current		I.C.B.C.	Security for foreign labors
Restricted Investments-current		Customs, HSIP	Customs clearance deposit
Restricted investments-noncurrent		Bank of America	Compensated Deposit
Restricted investments-noncurrent		Nintendo	Leased equipment
Property, plant and equipment		Bank of America	Convertible bonds
Property, plant and equipment		Chiao Tung Bank	Secured loan
Property, plant and equipment		Chao Tung Bank	Secured loan
Property, plant and equipment		Land Bank	Secured loan
Property, plant and equipment		China Development Industrial Bank	Secured loan
Property, plant and equipment		ABN AMRO Bank	Secured loan
Property, plant and equipment		The Export-Import Bank of the Republic of China	Secured loan
Property, plant and equipment		Nintendo	Leased equipment
Total			

b. December 31, 2000

Accounts	Net book value	Secured financial institutions	Contents
Restricted-investments	$10,000	I.C.B.C.	Security for foreign labors
Restricted-investments	5,000	Customs, HSIP	Customs clearance deposit
Restricted-investments	35,600	Hsinchu International Bank, HSIP Branch	Subsidy Income
Restricted-investments	165,400	Chiao Tung Bank	Secured loan
Property, plant and equipment	9,448,613	Chiao Tung Bank	Secured loan
Property, plant and equipment	1,481,612	Land Bank	Secured loan
Property, plant and equipment	978,952	ABN AMRO Bank	Secured loan
Property, plant and equipment	326,130	The Chase Manhattan Bank	Secured loan
Property, plant and equipment	264,249	China Development Industrial Bank	Secured loan
Property, plant and equipment	5,773,998	Bank of America	Secured debentures
Total	$18,489,554		

7. **Commitments And Contingencies**

The Company's commitments and contingencies, not included in the financial statements, as of December 31, 2001 were as follows:

a. Letters of credit issued for future deliveries of inventories and equipments totaled approximately NT$418,182.

b. The Company's significant construction and machinery contracts totaled approximately NT$12,518,984. The Company has paid NT$4,460,796 pursuant to these contracts as of December 31, 2001.

c. Operating Leases:

The Company entered into several operating lease contracts for land with the administrative office of the Hsinchu Science-Based Industrial Park .The lease terms are from 1990 to 2020. Future lease payments under the lease are NT$64,064 each year for 2002 through 2006, NT$298,872 in total for 2007 through 2011, NT$175,478 in total for 2012 through 2016, and NT$5,342 in total for 2017 through 2020.

d. According to agreements, entered into between and by the Company and several banks including Chiao Tung Bank, of medium term secured loans for strategic industries and medium term secured loans for purchasing automation machinery, the Company is required to issue new shares of capital for cash if the debt to equity ratio is greater than 1.85 and 1.2, or if ratio of current assets to current liabilities does not exceed 1.00.

e. According to agreement with ABN-AMRO Bank, the Company shall: (a) Maintain ratio of Equity to Total Assets no less than 0.45; (b) Maintain, at all times throughout the term hereof, ratio of Current Assets to Current Liabilities at no less than 1.2; (c) Maintain net worth of tangible assets at (i) no less than NT$ 10,000,000 at all times from the date of this Agreement through December 31, 1996 and (ii) no less than NT$15,000,000 at all times from and including December 31, 1996 and thereafter throughout the term hereof; (d) Maintain debt service coverage at no less than 2.2 at all times throughout the term hereof.

In accordance with the loan agreement for purchasing machinery and equipment of Fab II, entered into between and by the Company and several banks including Bank of America, the Company shall: (a). Maintain current ratio at no less than 100 percent; (b). Maintain debt ratio at no more than 100 percent; and (c). Maintain debt service coverage at no less than 2.2.

f. On February 18, 1997, Atmel Corporation (Atmel) filed a legal action against MXA, one of the Company's subsidiaries, with the International Trade Commission ("ITC") for violation of Atmel's patent No. 903. On June 1, 2001, the ITC issued a Notice of Final Determination and ruled again that MXA did not infringe the 903 patent. Atmel filed a petition to the ITC to reverse its non-infringement finding. On July 26, 2001, the ITC denied Atmel's petition for reconsideration. The 903 patent expired on September 14, 2001. Atmel did not appeal the final determination therefore is bound by the ITC's finding that MXA did not infringe the 903 patent.

8. **Significant Disaster Loss**

None

9. **Significant Subsequent Events**

The company issued 0.5% Convertible Bonds (the "Bonds") totaling US$169,224 at Luxembourg on February 7, 2002. The Bonds will mature on February 7, 2007 at a redemption price equal to their principal amount, together with redemption premium. The Bonds bear interest at 0.5% per annum payable annually in arrears on February 7 of each year, commencing on February 7, 2003. Unless previously redeemed or repurchased and cancelled, the Bonds, at the option of the holders of the Bonds, are convertible at anytime, except during a closed period, on or after March 11, 2002 and on or before January 23, 2007, into common shares, par value NT$10 per share.

10. Other Disclosure

a. Contract Amount or Nominal Amount and Credit Risk:

	2001.12.31		2000.12.31	
Financial instrument	Contract amount or Nominal amount	Credit risk	Contract amount or Nominal amount	Credit risk
Forward currency exchange contract	¥1,251,538 thousand	-	¥254,003 thousand	-
Purchased options-hedging	¥4,574,400 thousand	-	-	
Written option-hedging	¥2,874,600thousand	-	¥105,800 thousand	-
	-	-	NT$175,000thousand	-
Cross currency interest rate swaps-hedging	USD8,000 thousand	-	USD12,000 thousand	-
Structured deposit-trading	-	-	USD15,000 thousand	-

Credit risk amount represents forward exchange contracts with positive fair value factoring in the offsetting effect of the master netting arrangement as of balance sheet date. If the credit risk amount is positive and the transaction party breaches the contract, the Company will incur a loss. The possibility for incurring a loss is remote since the Company' s transaction parties are banks with great reputation.

b. Market Value Risk

Market value risk is insignificant due to the fact that the purpose of forward exchange contract, option contracts and cross currency swap are hedging and the gain or loss from fluctuation of interest or exchange rates will be offset by the gain or loss from the forward exchanges hedged.

c. Liquidity Risk

No significant cash flow risks since the exchange rate of forward contract is fixed.

d. Types of derivative financial instruments, purpose of holding the derivative financial instruments and the strategy for achieving the hedging purpose:

The Company's derivative financial instruments are almost not held for trading purpose. The purpose of holding forward exchange contract, option contracts and cross currency swap. are to hedge exchange rate fluctuation risk resulting from assets, liabilities or commitments denominated in foreign currency. The Company's hedging strategy is to avoid majority of market price risk. Derivative financial instruments selected for hedging are highly anti-co-related with the fluctuation of the fair value of derivatives hedged. Derivatives are evaluated periodically.

e. Presentation of derivative financial instruments
Forward exchange contract receivable and payable are reported under current assets or liability on net amount. As of December 31, 2001, details were as follows (in NT$):

	Contract Receivable	Contract Payable
	ABN AMRO Bank	The City Bank
Forward contract receivable	$594,150	$20,000
Forward contract payable	(526,500)	(22,572)
Premium	(1,549)	-
Forward contract receivable (payable)-net	$66,101	$(2,572)

(i) Forward contracts, amounted to NT$66,101, and cross currency swap contracts, amounted to NT$2,572, were included under other current assets and liabilities.

(ii) Foreign exchange gain incurred in the period ended December 31, 2001 amounted to NT$185,918, which was reported under other income.

(iii) Gains and losses for option contracts are dealt with in the statement of operations upon exercise.

f. Fair value of financial instruments

	2001.12.31		2000.12.31	
	Carrying value	Fair value	Carrying value	Fair value
Non-derivative				
Assets				
Cash, cash equivalents and restricted investments	$14,050,960	$14,050,960	$14,666,186	$14,666,186
Notes and accounts receivable	2,456,618	2,456,618	5,350,413	5,350,413
Long-term investment –no market value available	4,616,181	4,616,181	2,726,375	2,726,375
Long-term investment –with market value	81	11,336	143,497	84,578
Liabilities				
Short-term debts	-	-	924,680	924,680
Payable	4,464,424	4,464,424	5,668,828	5,668,828
Long-term debt – with variable interest rates	8,118,985	8,118,985	8,938,386	8,938,386
Long-term debt – with fixed interest rates	-	-	1,632,000	1,588,271
Capital lease obligation (including current portion)	1,937,562	1,783,068	19,168	19,488
Debenture (including current portion)	-	-	100,000	102,269
Convertible debenture	12,651,276	10,283,592	8,642,843	7,515,385
Derivatives				
Hedging:				
(1)Asset				
Cross currency interest rate swap	62,830	64,882	43,260	52,260
Foreign exchange forwards	3,271	3,795	-	-
Options	-	21,310	-	-
(2)Liabilities				
Foreign exchange forwards	2,572	(2,676)	13,407	(15,408)
Options	-	-	-	2,261
Trading:				
Structured deposit	-	-	-	(6)

The methods and assumptions used to estimate the fair value of derivative financial instruments are as follows:

(1) The fair value of the Company' s short-term financial instruments is based on the book value of those instruments at reporting date due to the short maturity of those instruments. The method applied to cash and cash equivalents, restricted investment, receivable, payable and short-term debt.

(2) The fair value of the Company' s marketable securities is based on market prices at reporting date if market prices are available. The fair value of the Company' s marketable securities is based on financial or any other information if market prices are not available.

(3) The fair value of the Company' s long-term borrowings bearing variable interests, which includes current portion of long-term debt, is estimated using the book value of the debt at reporting date.

(4) The fair value of long-term borrowings bearing fixed interest rates, bonds payable and convertible bonds payable is estimated using discounted cash flow analysis based on the company' s borrowing rates for similar types of borrowings.

(5) The fair value of derivative financial instruments, normally includes unrealized gain or loss from outstanding forward exchange contracts, is assumed to be the predicted amount that the Company is entitled to receive or obligated to pay if the Company terminated contracts.

11. Segment Information

a. Major Custom

Sales to customers representing over 10% of total sales were as follows:

	2001		2000	
Customers	NT$	%	NT$	%
MCC	$9,181,228	42.49%	$10,871,630	33.58%
Mitsubishi	2,556,058	11.83%	2,684,798	8.29%
Total	$11,737,286	54.32%	$13,556,428	41.87%

b. Export sales

The Company' s export sales accounted for 73% and 59% for the years ended December 31, 2001 and 2000, respectively.

c. Geographic data

The Company has no significant foreign operation.

d. Industry data

The Company operates principally in one industry segment, which being designing, manufacturing and supplying of integrated circuits and memory chips.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: May 3, 2002 By: ______________

Name: Paul Yeh

Title: Associate Vice President of Finance Center